MATERIAL FACT
LATAM AIRLINES GROUP S.A.
Issuer of Securities Registered in the Securities Registry

Santiago, October 17, 2025

Mrs.
Solange Berstein Jáuregui
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449

Present

Ref.: Communicate MATERIAL FACT
_______________________________

To Whom It May Concern:

In accordance with Article 9 and the second paragraph of Article 10 of Law No. 18,045, as well as General Rule No. 30 of your Commission, and duly authorized to this effect, I hereby report the following Material Fact regarding LATAM Airlines Group S.A. (the “Company”), that at the Extraordinary Shareholders’ Meeting of the Company held on this same date (the “Meeting”), it was resolved to:

1.Cancel in advance the 30,221,893,878 shares of own issuance acquired by the Company under the share repurchase programs approved at the Extraordinary Shareholders’ Meetings held on March 17, 2025 and June 26, 2025. These shares represent an amount of subscribed and paid capital of US$585,424,212; and, for such purpose, to approve a reduction of the Company’s capital by the same amount. Consequently, the share capital was reduced from US$5,003,576,326.78, divided into 604,441,789,335 shares, of a single series, with no nominal value, to US$4,418,152,114.78, divided into 574,219,895,457 shares, of a single series, with no nominal value. Of such amount, the sum of US$4,418,109,716.78, represented by 574,215,983,709 shares, is fully subscribed and paid; and the remainder, amounting to US$42,398, represented by 3,911,748 shares, is intended to be subscribed and paid solely and exclusively to account for the conversion of the Convertible Notes issued pursuant to the resolution of the Extraordinary Shareholders’ Meeting held on July 5, 2022, which remain pending conversion to this date; and

2.Approve a new text for Articles Five and First Transitory of the bylaws, relating to the share capital, in order to reflect the resolutions adopted under item 1 above.

The resolutions adopted will be formalized through the corresponding amendment to the bylaws, which will be completed in the coming days.

Sincerely,

Ricardo Bottas Dourado Dos Santos
Chief Financial Officer
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange, Stock Exchange.
Chilean Electronic Stock Exchange, Stock Exchange